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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number 29606

SHARPE RESOURCES CORPORATION

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Sharpe Resources Corporation (Registrant) Date: May 14, 2008 By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

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SHARPE RESOURCES CORPORATION

C.U.S.I.P # 82001L100 NEX:SHO.H LISTED STANDARD & POORS OTCBB : SHGPF

SHARPE IS NEGOTIATING TO COMPLETE DEVELOPMENT AGREEMENTS TO ACQUIRE INTERESTS IN TWO PERMITTED COAL MINE PROPERTIES IN EASTERN KENTUCKY

FOR IMMEDIATE RELEASE

HEATHSVILLE, VA, MARCH 24, 2008, SHARPE RESOUCES CORPORATION: (SHO.H)

Sharpe has completed letters of intent agreements and deposits to purchase interests in two separate coal mine properties in Eastern Kentucky for $850,000. The projects are expected to close in less than 30 days. One of the projects is located in Pike County, Kentucky and the other is located in Lawrence County, Kentucky. All of these properties are permitted and bonded to go immediately into coal production. The properties are fully equipped to include the necessary mining equipment for both the underground mine and the surface, strip mine. The underground property should go into production in April at a projected mine rate of approximately 30,000 tons per month followed by an additional 25,000 tons per month for the surface mine for a total monthly production that is projected to be about 55,000 tons per month, according to Roland M. Larsen, qualified person.

These properties include excellent growth potential with large acreage positions and very good coal quality, the Pike County project is capable of supporting several additional surface and underground mines on the property. These developments could yield considerable increases in the production rates on these properties. Additionally, the Company will seek to acquire additional properties that could serve to accelerate production growth over the next two years.

Recently Platt’s coal outlook has indicated that “the Central Appalachian coal market is going into 2008 with tight supplies and higher prices due to heavy demand, declining production and mining difficulties.” This situation is also affected by a marked increase in the second half of 2007 from overseas customers for both metallurgical and steam coal showing a 38% increase in sales over 2006”. Annual Energy outlook has predicted that US coal exports would continue at high tonnages until some time in 2010 and 2015. This coal will go to primarily Europe and Canada. This demand will also tighten supplies for domestic steam coal consumers translating to higher coal prices and a strong market for produced coal going forward. NYMEX, Big Sandy and locally posted coal prices range up to $80-$85/ ton for steam (electrical) generation coal to over $150+ /ton for metallurgical quality coal and it is hard to find the coal to fill current orders in many instances.

Sharpe will continue to evaluate and acquire additional coal development opportunities within the Central Appalachian region over the next 2-3 months.

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The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this press release.

Sharpe Resources Corporation cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to market volatility, competition, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen, qualified person, NI-43-101 @ (804) 580-8107 or FAX @ (804) 580-4132 Visit our website at sharperesourcescorporation.com